UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

WeWork Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

96209A104

(CUSIP Number)

SB Global Advisers Limited

Attn: Stephen Lam

69 Grosvenor St

Mayfair, London W1K 3JP

+44 0207 629 0431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96209A104	13D	Page 1 of 18 pages

1	Names of Reporting Persons SVF II WW Holdings (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 349,247,299
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 349,247,299

11	Aggregate Amount Beneficially Owned by Each Reporting Person 349,247,299
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 47.2%
14	Type of Reporting Person CO

CUSIP No. 96209A104	13D	Page 2 of 18 pages

1	Names of Reporting Persons SVF II WW (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 370,277,759
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 370,277,759

11	Aggregate Amount Beneficially Owned by Each Reporting Person 370,277,759
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.9%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 96209A104	13D	Page 3 of 18 pages

1	Names of Reporting Persons SVF II Holdings (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 370,277,759
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 370,277,759

11	Aggregate Amount Beneficially Owned by Each Reporting Person 370,277,759
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.9%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 96209A104	13D	Page 4 of 18 pages

1	Names of Reporting Persons SVF II Aggregator (Jersey) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 370,277,759
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 370,277,759

11	Aggregate Amount Beneficially Owned by Each Reporting Person 370,277,759
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.9%
14	Type of Reporting Person PN

CUSIP No. 96209A104	13D	Page 5 of 18 pages

1	Names of Reporting Persons SoftBank Vision Fund II-2 L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 370,277,759
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 370,277,759

11	Aggregate Amount Beneficially Owned by Each Reporting Person 370,277,759
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.9%
14	Type of Reporting Person PN

CUSIP No. 96209A104	13D	Page 6 of 18 pages

1	Names of Reporting Persons SB Global Advisers Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 370,277,759
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 370,277,759

11	Aggregate Amount Beneficially Owned by Each Reporting Person 370,277,759
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.9%
14	Type of Reporting Person CO

CUSIP No. 96209A104	13D	Page 7 of 18 pages

1	Names of Reporting Persons SoftBank Group Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 370,277,759
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 370,277,759

11	Aggregate Amount Beneficially Owned by Each Reporting Person 370,277,759
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.9%
14	Type of Reporting Person CO

CUSIP No. 96209A104	13D	Page 8 of 18 pages

EXPLANATORY NOTE

This Amendment No. 2 amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 1, 2021 (as amended to date, the “Schedule 13D”) with respect to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of WeWork Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

The Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

SVF II WW Holdings (Cayman) Limited

SVF II WW (DE) LLC

SVF II Holdings (DE) LLC

SVF II Aggregator (Jersey) L.P.

SoftBank Vision Fund II-2 L.P.

SB Global Advisers Limited (“SBGA”)

SoftBank Group Corp. (“SoftBank”)

SVF II WW Holdings (Cayman) Limited is organized under the laws of the Cayman Islands. Each of SVF II WW (DE) LLC and SVF II Holdings (DE) LLC is organized under the laws of the State of Delaware. Each of SVF II Aggregator (Jersey) L.P. and SoftBank Vision Fund II-2 L.P. is organized under the laws of Jersey. SBGA is organized under the laws of England and Wales. SoftBank is organized under the laws of Japan.

The business address of SVF II WW Holdings (Cayman) Limited is c/o Walkers, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008. The business address of each of SVF II WW (DE) LLC and SVF II Holdings (DE) LLC is 251 Little Falls Drive, Wilmington, DE 19808. The business address of SVF II Aggregator (Jersey) L.P. and SoftBank Vision Fund II-2 L.P. is Crestbridge Limited, 47 Esplanade, St. Helier, Jersey, JE1 0BD. The business address of SBGA is 69 Grosvenor Street, Mayfair, London W1K 3JP, England, United Kingdom. The business address of SoftBank is 1-7-1, Kaigan, Minato-ku Tokyo 105-7537 Japan. Each of the Reporting Persons is principally engaged in the business of investments in securities.

The directors of SBGA and the directors and executive officers of SoftBank are set forth in Schedule A to this Schedule 13D (collectively, the “Related Persons”).

By virtue of the agreements made pursuant to the Stockholders Agreement, the Reporting Persons and the Stockholder Members may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by the Stockholder Members and their affiliates are not the subject of this Schedule 13D. For a description of the relationship between the Reporting Persons and the Stockholder Members, see Item 4.

CUSIP No. 96209A104	13D	Page 9 of 18 pages

During the last five years, none of the Reporting Persons or Related Persons (i) have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Transaction Support Agreement

On March 17, 2023, the Issuer announced various transactions intended to strengthen its capital structure by restructuring its outstanding debt and raising additional capital (collectively, the “Transactions”). In connection with the Transactions, on March 17, 2023, the Issuer, and certain of its direct and indirect subsidiaries, entered into a transaction support agreement (the “Transaction Support Agreement”) with certain eligible noteholders of the Issuer’s outstanding notes and certain affiliates of SoftBank, including SoftBank Vision Fund II-2, L.P., StarBright WW LP, SVF II WW Holdings (Cayman) Limited and SVF II WW (DE) LLC, and subsequently was joined with respect to certain matters by SVF Endurance (Cayman) Limited (collectively with the SoftBank affiliates, the “SoftBank Holders”) pursuant to a joinder agreement, dated March 20 2023.

The SoftBank Holders have agreed to support, approve, implement and enter into definitive documents covering the Transactions, including:

•	the exchange (the “SoftBank Exchange”) of:

•

up to $250.0 million of the $1.65 billion in aggregate principal amount outstanding of the Issuer’s 5.00% Senior Notes due 2025, Series I, held by StarBright WW LP (the “SoftBank Unsecured Notes”) for consideration consisting of a combination of $187.5 million in aggregate principal amount of 11.00% Second Lien Senior Secured PIK Exchangeable Notes due 2027 (with interest per annum payable 5.00% in cash and 6.00% by increasing the outstanding principal amount thereof (“PIK”)) of the Issuer and a number of shares of Class A Common Stock equal to $150 per $1,000 in principal amount of the SoftBank Unsecured Notes being exchanged calculated at a total volume weighted average price per shares (as described further in detail in the Transaction Support Agreement) (the “Common Equity VWAP”); and

•

up to $359.5 million in aggregate principal amount of the SoftBank Unsecured Notes for consideration consisting of a combination of $269.625 million in aggregate principal amount of 12.00% Third Lien Senior Secured PIK Exchangeable Notes due 2027 (with interest per annum payable in PIK only) of the Issuer and a number of shares of Class A Common Stock equal to $150 per $1,000 in principal amount of the SoftBank Unsecured Notes being exchanged calculated at the Common Equity VWAP;

CUSIP No. 96209A104	13D	Page 10 of 18 pages

•

the exchange of up to $1.65 billion of SoftBank Unsecured Notes held by StarBright WW LP, less any SoftBank Unsecured Notes exchanged in the SoftBank Exchange, for consideration consisting of a number of shares of Class A Common Stock equal to $900 per $1,000 in principal amount of SoftBank Unsecured Notes being exchanged calculated at the Common Equity VWAP; and

•

the rollover (the “SoftBank Rollover”) of $300.0 million out of the $500.0 million in aggregate principal amount of the Issuer’s Senior Secured Notes due 2025 (the “2025 Secured Notes”) currently held by or that may be issued and sold to SoftBank Vision Fund II-2, L.P. pursuant to that certain Amended and Restated Master Senior Secured Notes Note Purchase Agreement, dated as of October 20, 2021 (as amended, waived or otherwise modified from time to time, the “Secured NPA”), into either (i) up to $300.0 million in aggregate principal amount of a second separate series of 15.00% First Lien Senior Secured PIK Notes due 2027 (with interest per annum payable 7.00% in cash and 8.00% in PIK) of the Issuer (the “New First Lien Notes”) to be issued at closing of the Transactions or (ii) a commitment from SoftBank Vision Fund II-2, L.P. to purchase, at the Issuer’s option, in full or in part, and from time to time, up to $300 million in aggregate principal amount of such separate series of New First Lien Notes (the “SoftBank Delayed Draw Notes”) pursuant to a new note purchase agreement, subject to the repayment in full of the outstanding 2025 Secured Notes at closing of the Transactions.

During the period from the entry into the Transaction Support Agreement to the closing of the Transactions, the Issuer may draw upon the remaining $250.0 million in aggregate principal of 2025 Secured Notes as follows: (i) first, a draw request of $50.0 million, which may be made no earlier than April 1, 2023; (ii) $75.0 million, which may be made no earlier than May 1, 2023; (iii) $75.0 million, which may be made no earlier than June 1, 2023; and (iv) if applicable, a draw request of $50.0 million thereafter. SoftBank Vision Fund II-2, L.P. will be entitled to a 12.5% fee on up to $50 million in aggregate principal amount of New First Lien Notes outstanding and held by SoftBank Vision Fund II-2, L.P. in excess of $250.0 million, in the form of additional New First Lien Notes. In connection with the SoftBank Rollover upon closing of the Transactions, the Secured NPA will be terminated and any aggregate principal amount of 2025 Secured Notes outstanding in excess of $300.0 million shall be repaid in cash.

Pursuant to the Transaction Support Agreement, the Issuer also agreed to provide customary registration rights for the resale of Class A Common Stock issued in connection with the SoftBank Exchange.

The Issuer intends to hold a special meeting of its stockholders in order to approve certain of the Transactions, including, among other things, the issuance of the Class A Common Stock in connection with certain of the Transactions, including the SoftBank Exchange, for purposes of the rules of the New York Stock Exchange (the “Transaction Stockholder Approvals”) as well as to approve an amendment to the Issuer’s Second Amended and Restated Certificate of Incorporation to increase the total number of shares of Class A Common Stock that the Issuer will have authority to issue. Pursuant to the Transaction Support Agreement, the SoftBank Holders have agreed to:

CUSIP No. 96209A104	13D	Page 11 of 18 pages

•	vote and exercise any powers or rights available to them in favor of the Transaction Stockholder Approvals;

•

use commercially reasonable efforts to cooperate with and assist the Issuer in obtaining additional support for the Transactions from its other material stakeholders and from the issuing creditors, letter of credit participants and other parties under the Issuer’s credit agreement, including an agreement by the SoftBank Holders to enter into a credit support letter extending the maturities of the existing letter of credit facilities thereunder and certain other changes with respect thereto; and

•

enter into a letter agreement with the Issuer regarding certain governance matters negotiated with a special committee of the Issuer’s board of directors consisting of independent directors, which provides, among other things, that the SoftBank Holders will take all actions necessary to ensure that certain voting limitations contemplated by the Issuer’s second amended and restated certificate of incorporation remain in place so long as the SoftBank Holders own in excess of 49.9% of the Issuer’s voting power.

The Transaction Support Agreement contains certain customary representations, warranties and other agreements by the parties thereto. Closing of any Transaction pursuant to the Transaction Support Agreement is subject to, and conditioned upon, closing of all of the other Transactions as well as receipt of the Transaction Stockholder Approvals.

The foregoing description of the Transaction Support Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Internal Restructuring

As a result of an internal restructuring on April 1, 2023, SoftBank may be deemed to share beneficial ownership of the securities reported herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 711,363,722 shares of Class A Common Stock outstanding as of March 20, 2023, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 29, 2023:

CUSIP No. 96209A104	13D	Page 12 of 18 pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SVF II WW Holdings (Cayman) Limited	349,247,299	47.2%	0	349,247,299	0	349,247,299
SVF II WW (DE) LLC	370,277,759	48.9%	0	370,277,759	0	370,277,759
SVF II Holdings (DE) LLC	370,277,759	48.9%	0	370,277,759	0	370,277,759
SVF II Aggregator (Jersey) L.P.	370,277,759	48.9%	0	370,277,759	0	370,277,759
SoftBank Vision Fund II-2 L.P.	370,277,759	48.9%	0	370,277,759	0	370,277,759
SB Global Advisers Limited	370,277,759	48.9%	0	370,277,759	0	370,277,759
SoftBank Group Corp.	370,277,759	48.9%	0	370,277,759	0	370,277,759

SVF II WW Holdings (Cayman) Limited is the record holder of 320,298,461 shares of Class A Common Stock and may be deemed to beneficially own 28,948,838 shares of Class A Common Stock issuable upon exercise of the First Warrant. SVF II WW (DE) LLC is the record holder of 4,049,587 shares of Class A Common Stock, and may be deemed to beneficially own 5,057,306 shares of Class A Common Stock issuable upon exercise of the Penny Warrants and 11,923,567 shares of Class A Common Stock issuable upon exercise of the Second Warrants.

SoftBank, which is a publicly traded company listed on the Tokyo Stock Exchange, is the sole shareholder of SBGA, which has been appointed as manager and is exclusively responsible for making final decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund II-2 L.P.’s investments, including as held by SVF II WW (DE) LLC and SVF II WW Holdings (Cayman) Limited. SoftBank Vision Fund II-2 L.P. is the sole limited partner of SVF II Aggregator (Jersey) L.P., which is the sole member of SVF II Holdings (DE) LLC, which is the sole member of SVF II WW (DE) LLC. SVF II WW Holdings (Cayman) Limited is a wholly owned subsidiary of SVF II WW (DE) LLC. As a result of these relationships, each of the foregoing entities may be deemed to share beneficial ownership of the securities reported herein.

In addition, by virtue of the agreements made pursuant to the Stockholders Agreement, the Reporting Persons and the Stockholder Members may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act. The Reporting Persons expressly disclaim any beneficial ownership of shares of Class A Common Stock beneficially owned by the group members and their affiliates and such shares are not the subject of this Schedule 13D.

(c)	During the past 60 days, none of the Reporting Persons or Related Persons has effected any transactions in the Class A Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 96209A104	13D	Page 13 of 18 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Transaction Support Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit Number	Description

1	Joint Filing Agreement.

7	Transaction Support Agreement, dated as of March 17, 2023, by and among WeWork Inc., WeWork Companies LLC, WW Co-Obligor Inc. and the other Company Parties thereto, SoftBank Vision Fund II-2, L.P., StarBright WW LP, SVF II WW Holdings (Cayman) Limited, SVF II WW (DE) LLC and the consenting noteholders party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 17, 2023).

CUSIP No. 96209A104	13D	Page 14 of 18 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2023

SVF II WW Holdings (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SVF II WW (DE) LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SVF II Holdings (DE) LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SVF II Aggregator (Jersey) L.P.
By: SB Global Advisers Limited, its Manager

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

SoftBank Vision Fund II-2 L.P.
By: SB Global Advisers Limited, its Manager

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

SB Global Advisers Limited

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

CUSIP No. 96209A104	13D	Page 15 of 18 pages

SoftBank Group Corp.

By:	/s/ Yuko Yamamoto
Name:	Yuko Yamamoto
Title:	Head of Corporate Legal Department

CUSIP No. 96209A104	13D	Page 16 of 18 pages

Schedule A

Set forth below is a list of each executive officer and director of SB Global Advisers Limited and SoftBank Group Corp., including the name, citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each individual.

SB GLOBAL ADVISERS LIMITED

Name and Citizenship	Present Principal Occupation (principal business of employer)	Business Address

Alex Clavel, a citizen of the United States	Board Director and Executive Committee member of SB Global Advisers Limited and Board Director of SoftBank Group Capital Limited and Board Director, Chief Executive Officer and President of SB Group US, Inc.	69 Grosvenor Street, London, United Kingdom W1K 3JP 430 Park Avenue, 16th Floor New York, NY 10022, United States

Yoshimitsu Goto, a citizen of Japan	Board Director of SB Global Advisers Limited and Board Director, Corporate Officer, Senior Vice President, CFO, CISO & CSusO of SoftBank Group Corp.	69 Grosvenor Street, London, United Kingdom W1K 3JP SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Navneet Govil, a citizen of the United States	Board Director and Executive Committee Member of SB Global Advisers Limited, Board Director of SB Global Advisers (US) Inc., and CFO of the SoftBank Investment Advisers Group	69 Grosvenor Street, London, United Kingdom W1K 3JP 1 Circle Star Way, San Carlos, California 94070, United States

Timothy A. Mackey, a citizen of New Zealand	Board Director of SB Global Advisers Limited and Corporate Officer, CLO & GCO of SoftBank Group Corp.	69 Grosvenor Street, London, United Kingdom W1K 3JP SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Gyu Hak Moon, a citizen of South Korea	Board Director and Executive Committee member of SB Global Advisers Limited	69 Grosvenor Street, London, United Kingdom W1K 3JP 138 Market Street, #27-01A, CapitaGreen Building, Singapore 048946

CUSIP No. 96209A104	13D	Page 17 of 18 pages

SOFTBANK GROUP CORP.

Name and Citizenship	Present Principal Occupation (principal business of employer)	Business Address

Masayoshi Son*, a citizen of Japan	Representative Director, Corporate Officer, Chairman & CEO of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Yoshimitsu Goto*, a citizen of Japan	Board Director, Corporate Officer, Senior Vice President, CFO, CISO & CSusO of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Ken Miyauchi*, a citizen of Japan	Board Director of SoftBank Group Corp.; Director & Chairman, SoftBank Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Kentaro Kawabe*, a citizen of Japan	Board Director of SoftBank Group Corp.; Chairperson and Representative Director, Z Holdings Corporation; Executive Director, ZOZO, Inc.; Board Director, SoftBank Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Keiko Erikawa*, a citizen of Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Chairman Emeritus (Director), KOEI TECMO GAMES CO., LTD; Board Director, KOEI TECMO EUROPE LIMITED; Chairman (Representative Director), KOEI TECMO HOLDINGS CO., LTD.; Director, Foundation for the Fusion Of Science and Technology	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

David Chao*, a citizen of Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Co-Founder and General Partner, DCM Ventures	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Masami Iijima*, a citizen of Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Director, Ricoh Company, Ltd.; Director, Isetan Mitsukoshi Holdings Ltd.; Counsellor, Bank of Japan; Counselor, MITSUI & CO., LTD.; Director, Takeda Pharmaceutical Company Limited	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan MITSUI & CO., LTD. 2-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8631 Japan

Yutaka Matsuo*, a citizen of Japan	External Board Director, Independent Officer of SoftBank Group Corp. and Professor, Graduate School of Engineering at the University of Tokyo	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Kenneth A. Siegel*, a citizen of the United States of America	External Board Director of SoftBank Group Corp.; Board Director, Member of Executive Committee, Morrison & Foerster LLP	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, Japan 100-6529

CUSIP No. 96209A104	13D	Page 18 of 18 pages

Soichiro Uno**, a citizen of Japan	External Audit & Supervisory Board Member of SoftBank Group Corp.; Partner at Nagashima Ohno & Tsunematsu; Director at Dream Incubator Inc.; and Director at TERUMO CORPORATION	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Yuji Nakata**, a citizen of Japan	External Audit & Supervisory Board Member of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Maurice Atsushi Toyama**, a citizen of the United States of America	External Audit & Supervisory Board Member of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Keiichi Otsuka**, a citizen of Japan	External Audit & Supervisory Board Member of SoftBank Group Corp.; Director, Shizuoka Bank (Europe) S.A.; Representative of Otsuka CPA Office; Audit & Supervisory Board Member, TBK Co., Ltd.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Kazuko Kimiwada, a citizen of Japan	Corporate Officer, Senior Vice President of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Timothy A. Mackey, a citizen of New Zealand	Corporate Officer, CLO & GCO of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Seiichi Morooka, a citizen of Japan	Corporate Officer of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

*	Director
**	Corporate Auditor